Exhibit 11.1
OCEANPAL INC.
CODE OF ETHICS
The Board of Directors of OceanPal Inc.. (the "Company") has adopted this Code of Ethics (the "Code") for all of the Company's employees, directors, officers and agents ("Employees"). All Employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in the section entitled "Internal Reporting".
This Code outlines the ethical principles that are to govern the decisions and behavior of the Company's Employees and is designed to help Employees conduct business honestly, respectfully and with integrity. This Code outlines the core values of the Company, with respect to how Employees are generally supposed to approach problems. For the avoidance of doubt, this Code does not purport to describe all of the Company's policies in detail.
I. Conflicts of Interest
A conflict of interest occurs when an Employee's private interests interfere, or even appears to interfere, with the interests of the Company as a whole.  While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits. Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee or counsel to the Company immediately.
II. Corporate Opportunities
Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position.
III. Confidentiality and Personal Data Privacy
It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers.  Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment.  The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.
To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.
The Company respects and takes seriously the protection of the personal data of all natural persons who use the Company's facilities, services and websites. The Company also strives to take all appropriate technical and organizational measures required to protect the personal data it collects and processes.
IV. Honest and Fair Dealing
Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and other Employees.  No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception.  Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

V. Freedom from discrimination and harassment
Our Company is committed to creating an environment in which all individuals are able to make the best of their skills, free from discrimination or harassment and bullying. The Company is committed to providing a working environment free from discrimination against staff on the basis of sex or sexual orientation, marital or civil partner status, gender reassignment, race (which includes colour, nationality, ethnic or national origin), religion or belief, disability, age and pregnancy or maternity (collectively known as "protected characteristics"), as well as one where harassment and bullying does not occur. It should be noted that all Employees are required to work in a manner that facilitates the fostering of such a working environment and to report any known or suspected breaches or violations as described below in the section entitled "Internal Reporting". Discrimination, harassment and bullying are violations of the Company's ethical principles, and may subject the Company and any Employee guilty of such behaviors to liability, both criminal and civil. Complaints of discrimination, harassment and bullying will be investigated promptly, sensitively and confidentially.
VI. Health and Safety

The Company strives to provide its Employees with a safe and healthy work environment. Each Employee has the responsibility to maintain a safe and healthy workplace for all Employees by following all applicable safety and health rules, regulations and laws and by reporting accidents, injuries and unsafe equipment, practices or conditions.
Threats or acts of violence and physical intimidation are not permitted. As further explained in the section below, the use of illegal drugs in the workplace will not be tolerated.
VII. Drugs and Alcohol

Company policy prohibits the illegal use, sale, purchase, transfer, possession or consumption of controlled substances, other than medically prescribed drugs, while on the Company premises. Company policy also prohibits the use, sale, purchase, transfer or possession of alcoholic beverages by Employees while on Company premises, except as authorized by the Company. This policy requires the Company to abide by applicable laws and regulations relative to the use of alcohol or other controlled substances. The Company, in its discretion, reserves the right to randomly test Employees for the use of alcohol or other controlled substances unless prohibited by prevailing local law.

VIII. Environmental Compliance

All Employees hereby agree to comply with the Company's policy for environmental compliance and to work towards achieving continual environmental protection improvement. No violation of prevailing local or national environmental rules, regulations or laws whatsoever is to the benefit of the Company and therefore the Company has zero tolerance against any such violations.

IX. Anti-corruption, Gifts and Hospitality

The Company is committed to complying with all applicable anti-corruption laws, to denying any form of bribery and to conducting its worldwide business in an ethical, fair and transparent manner.
It is strictly prohibited for Employees to offer to pay, pay, authorize payment or promise to pay money or anything of value, directly or indirectly, to a government official, an existing or potential business partner or any other party, when such payment is intended to influence latter's act or decision, to award or retain business, or to induce or reward unethical or illegal behavior or a breach of duty.
Employees are not to request, receive, solicit, agree to receive, directly or indirectly, money or anything of value that may reasonably be regarded as a bribe or as an improper incentive for the Company's business activities.
Gifts and hospitality must never be offered or provided with a purpose of trying to improperly influence business conduct.

X. Protection and Proper Use of Company Assets
The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.
XI. Compliance with Laws, Rules and Regulations
It is the Company's policy to comply with all applicable laws, rules and regulations.  It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.
Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's outside legal counsel.
XII. Corporate communications policy

Only certain designated Employees may discuss the Company with the news media, securities analysts and investors. All inquiries from regulatory authorities or government representatives should be referred to the appropriate designated Employee. Employees exposed to media contact during their course of employment must not comment on rumors or speculation regarding the Company's activities.

XIII. Electronic communication

"Electronic communications" include all aspects of voice, video, and data communications, such as voice mail, e-mail, fax, and Internet. Employees should use electronic communications for business purposes and refrain from personal use while on Company premises or when performing Company duties. Among other things, Employees should not participate in any online forum where the business of the Company or its customers or suppliers is discussed; such participation may give rise to a violation of the Company's confidentiality policy or subject the Company to legal action for defamation. The Company reserves the right to inspect all electronic communications involving the use of the Company's equipment, software, systems, or other facilities ("Systems") within the confines of applicable local law and Employees should not have an expectation of privacy when using Company Systems.
XIV. Securities Trading
Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other Company, including a customer or supplier that has a significant relationship with the Company.
Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities.  In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information.  If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

XV. Disclosure
Employees are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable.  In doing so, Employees shall take such action as is reasonably appropriate to (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.
Employees will not knowingly (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiaries, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel.
XVI. Procedures Regarding Waivers
Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver.  Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.
XVII. Internal Reporting
Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code.  Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company's outside legal counsel.  The Company will not retaliate or allow retaliation for reports made in good faith.
XVIII. Ethics Hotline and Whistleblower Program
Employees may call the following number +30-210-9485379 and leave a voice message with our whistleblower hotline answering service if they wish to ask questions, seek guidance on specific situations or report violations of this Code, including but not limited to accounting, internal controls and auditing matters. Employees may choose to remain anonymous but even if they identify themselves, their contact with the whistleblower hotline will remain strictly confidential.
Employees may also report violations in writing to the following email address whistleblower@oceanpal.com. Employees may choose to be anonymous, however, it will not be possible to obtain follow-up details necessary to investigate the matter. In either case, employee information will be kept strictly confidential, thus there should be no fear of any form of retaliation. The whistleblower hotline answering service and email will be accessible only to the Chairman of the Audit Committee.